Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON SEPTEMBER 13, 2018

1.                                     DATE, TIME AND PLACE: Held on September 13, 2018, at 9h30, at the headquarters of Fibria Celulose S.A. (“Fibria” ou “Company”), in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Tower B, Vila Olímpia, Zip Code 04551-010.

2.                                     CALL NOTICE: The call notice was published pursuant to Article 124 of Law 6.404, dated December 15, 1976 (“Brazilian Corporations Law”), as amended, (i) in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) on August 10, 11 and 14, 2018, on pages 28, 17 and 23, respectively, and (ii) in the newspaper “Valor Econômico”, edition of August 10, 2018, on page E8 and on August 10, 11, 12, 13 and 14, 2018, on page E5, respectively.

3.                                     ATTENDANCE: Present holders of 467,775,376 Company’s common, book-entry, with no par value shares, representing approximately 84.54% of the Company’s total and voting capital stock, disregarded treasury shares, according to the signatures on the Company’s shareholders attendance book and to the information provided on the Analytical Voting Maps prepared by the custody agent and by the Company, pursuant to Article 21-W, items I and II of CVM Instruction 481/2009. Also present (i) Mr. Marcelo Strufaldi Castelli and Mr. Guilherme Perboyre Cavancalti, Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, respectively, (ii) the President of the Company’s Fiscal Council, Mr. Maurício Aquino Halewicz, and (iii) Mrs. Andrea de Brito Fuga and Mr. José Vital Pessoa Monteiro Filho, representatives of Ernst & Young Assessoria Empresarial Ltda. and PricewaterhouseCoopers Auditores Independentes, respectively.

4.                                     PRESIDING BOARD: The meeting was chaired by Mr. Nelson Eizirik and secretariat by Mrs. Mariangela Daniele Maruishi Bartz, as first secretary, and Mr. Marcus de Freitas Henriques, as second secretary.

5.                                     DISCLOSURE OF DOCUMENTS: The relevant documents related to the Agenda, including all those documents required by CVM Instruction 481/2009, were made available for the shareholders at the Company’s headquarters and disclosed in the websites of the Company (www.ri.fibria.com.br), of Brazilian

Securities and Exchange Commission - CVM and of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) on August 9, 2018, with more than thirty (30) days in advance of this Meeting.

6.                                     AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (i) approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Brazilian Corporation Law, in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”); (ii) approve the terms and conditions of the Protocol and Justification; (iii) approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification; (iv) authorize to the Company’s officers to (a) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (b) practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction; (v) approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification; (vi) approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

7.                                     RESOLUTIONS: Upon the opening of the meeting, it was conducted the reading of the Synthetic Voting Map consolidating the information provided on the Analytical Voting Maps prepared by the custody agent and by the Company, which was made available for consultation by the shareholders during the Meeting. Subsequently, the Chairman of the Presiding Board has asked if any of the shareholders physically present at the Meeting had presented its vote by remote voting form and if wished to express its vote in person at the Meeting in order to disregard the remote voting form, pursuant to paragraph 5, item 1 of Article 21-W of CVM Instruction 480/2009. Afterwards, the shareholders present at the meeting after the examination of the documents and the proposal previously made available by the Company and the discussion on the matters object of the Agenda, have decided as follows:

7.1.                           Preliminarily, as a matter of order, approve, by majority vote, with 334,463,340 affirmative votes, 0 dissenting votes and 133,312,036 abstentions, (a) the drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to paragraph 1 of Article 130 of the Brazilian Corporations Law, and (b) approve the publication of the minutes of this General Meeting without the signatures of the shareholders, pursuant to paragraph 2 of Article 130 of the Brazilian Corporations Law.

7.2.                           Approve, by majority vote, with 387,098,227 affirmative votes, 74,266,354 dissenting votes and 6,410,795 abstentions, the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of its Bylaws, in the context of the proposed corporate reorganization provided for in the Protocol and Justification.

7.3.                           Approve, by majority vote, with 387,098,103 affirmative votes, 74,266,848 dissenting votes and 6,410,425 abstentions, the terms and conditions of the Protocol and Justification.

7.4.                           Approve, by majority vote, with 387,097,876 affirmative votes, 74,266,962 dissenting votes and 6,410,538 abstentions, the Transaction, in the terms and conditions of the Protocol and Justification.

7.5.                           Authorize, by majority vote, with 387,098,089 affirmative votes, 74,266,482 dissenting votes and 6,410,805 abstentions, the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares issued by Fibria; and (ii) practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction;

7.6.                           Approve, by majority vote, with 384,653,128 affirmative votes, 65,120,889 dissenting votes and 18,001,359 abstentions, the proposal in order to have the global amount of compensation of the managers to the fiscal year of 2018 in the amount up to one hundred and twenty-six million, six hundred and eighty thousand, one hundred and thirty-three Reais (R$126,680,133.00), considering the possibility of early maturity of variable compensation plans in force due to the Transaction, as provided for in the Protocol and Justification, and the implementation of a retention plan for the statutory Officers, with the purpose of reinforcing the retention of key executives of the Company, as authorized by the Protocol and Justification and in accordance with the terms and conditions set forth by the Board of Directors.

7.7.                           Approve, (i) by majority vote, with 435,994,770 affirmative votes, 4,361,809 dissenting votes and 27,418,797 abstentions, the appointment of (i) as the alternate member to the Board of Directors of Mr. José Luciano Duarte Penido, Mrs. Vera Lucia de Almeida Pereira Elias, Brazilian, married, accountant and lawyer, bearer of the identity card RG No. 04106750-5 IFP/RJ, enrolled with the Individual Taxpayers Registry (CPF/MF) No. 492.846.497-49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Uruguai, nº 481, conjunto 602, CEP 20510-060; and (ii) by majority, with 439,437,850 affirmative votes, 915,429 dissenting votes and 27,422,097 abstentions, appointment as the alternate member to the Board of Directors of Mr. Alexandre Gonçalves Silva, Mr. Sergio Citeroni, Brazilian, married, accountant and lawyer, bearer of the identity card RG No. 8.117.307-6 SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) No. 042.300.688-6, resident and domiciled in the City of Barueri, State of São Paulo, at Alameda Canadá, nº 146, Residencial II, Alphaville, CEP 06470-230. The alternative members hereby elected shall have the same term of officers of the other members of the Board of Directors up to first the Annual Shareholder’s General Meeting as of the date hereof. The shareholders were informed that the alternative members of the Board of Directors hereby elected are capable to execute, without reservations, the declaration of release mentioned in Paragraph 4 of Article 147 of the Brazilian Corporation Law and in Article 2 of CVM Instruction 367/2002. The alternative members hereby elected will be vested in their positions within 30 (thirty) days following the date hereof, upon signature of the relevant instruments of investiture to be drawn up in the Company’s Book with the declaration of release above mentioned.

7.8.                           It was a knowledge that the consummation of the Transaction approved in this Meeting is subjected to the verification of the suspensive conditions and to the other terms provided Protocol and Justification.

8.                                     DOCUMENTS: The documents and proposals referred to the General Meeting, as well as the manifestations of votes, protests and dissent presented in writing by the shareholders were numbered, initialed by the Board and the shareholders and were filed at the Company’s headquarters.

9.                                     ADJOURNMENT: There being no further matters to be discussed, the Chairman declared the Meeting adjourned at 11:15 a.m. and suspended the procedures until 1:00 p.m. for the draft of these minutes, in the summary format, in accordance with paragraph 1 of Article 130 of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by paragraph 2 of Article 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present.

São Paulo, September 13, 2018.

Nelson Eizirik	Mariangela Daniele Maruishi Bartz
Chairman	First Secretary

Marcus de Freitas Henriques
Second Secretary

Representatives of the Management:

Mr. Marcelo Strufaldi Castelli	Mr. Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

President of Fiscal Council:

Mr. Maurício Aquino Halewicz

Attending Shareholders:

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

AJO EMERGING MKTS SHORTENABLED FUND

BARTHE HOLDINGS, LLC

BEST INVESTMENT CORPORATION

CONTI INTERNACIONAL

FCP MATIGNON ACTIONS EMERGENTES

FIDELITY FUNDS - LATIN AMERICA FUND

FIDELITY FUNDS SICAV

FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND

FIL GENESIS LIMITED

FORSTA AP-FONDEN

FUNDO DE INVESTIMENTO EM AÇÕES BRILHANTE

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

LOMBARD ODIER FUNDS

MINEWORKERS`PENSION SCHEME

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FUND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE CHURCH COMMISSIONERS FOR ENGLAND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

VOTORANTIM FUNDO DE INVESTIMENTO EQUITY HEDGE MULTIMERCADO

VOTORANTIM FUNDO DE INVESTIMENTO EQUITY PREV EM AÇÕES

VOTORANTIM TOP AÇÕES MULTI ESTILOS FUNDO DE INVESTIMENTO

Anderson Carlos Koch

FUNDO DE INVESTIMENTO EM ACOES SAO CONRADO

APEX ICATU FUNDO DE INVESTIMENTO EM ACOES PREVIDENCIARIO FIF

APEX EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO

APEX MASTER LONG BIASED FIM

APEX INFINITY MASTER LONG BIASED FI EM ACOES

APEX EQUITY HEDGE STR FUNDO DE INVESTIMENTO MULTIMERCADO

MONTEREY BAY LLC

Débora Harumi Suzuki Hara

BRESSER ACOES MASTER FIA

BRESSER HEDGE PLUS FIM

BRESSER HEDGE FIM

ENDURANCE FUNDO DE INVESTIMENTO EM ACOES

Geraldo Mellone Junior

VINLAND MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

VINLAND MACRO PLUS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

VINLAND LONG BIAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

Humberto Marcos Araújo Meireles

XP MACRO PLUS FUNDO DE INVESTIMENTO MULTIMERCADO

XP ACOES 30 MASTER FIA

FP XP TOTAL RETURN FUNDO DE INVESTIMENTO EM ACOES

XP LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

XP INVESTOR FUNDO DE INVESTIMENTO DE ACOES

XP MACRO FIM

XP INVESTOR 30 MASTER FUNDO DE INVESTIMENTO DE ACOES

XP LONG BIASED FIM

João Luiz M. Braga

FP TOTAL RETURN FUNDO DE INVESTIMENTO EM ACOES

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL

Luis Gustavo Frantz

BNDES PARTICIPACOES S/A BNDESPAR

Mariana Weguelin Vieira

VOTORANTIM S.A.

Mauro Eduardo Guizeline

ABSOLUTE ALPHA GLOBAL II MASTER FUNDO DE INVESTIMENTO EM ACO

ABSOLUTE ALPHA GLOBAL MASTER FIM

ABSOLUTE ALPHA MASTER FIM

ABSOLUTE HEDGE MASTER FIM

ABSOLUTE VERTEX MASTER FIM

BRASIL PLURAL ENERPREV FUNDO DE INVESTIMENTO EM ACOES

BRASIL PLURAL FUNDO DE INVESTIMENTO DE ACOES

BRASIL PLURAL INSTITUCIONAL FIM

BRASIL PLURAL LONG BIASED FIA

BRASIL PLURAL LONG E SHORT PLUS FIA

BRASIL PLURAL MACRO FIM

BRASIL PLURAL PREVIDENCIA MASTER FIM

BRASIL PLURAL RETORNO ABSOLUTO FIM CP

FCOPEL FUNDO DE INVESTIMENTO EM ACOES I

FIA GRUMARI

FIA SABESPREV JGP INSTITUCIONAL BDR NIVEL I

FIM SANTA CRISTINA IE CREDITO PRIVADO

FIM SOPHOS INVESTIMENTO NO EXTERIOR CREDITO PRIVADO

GERDAU PREVIDENCIA FIA 02

GERDAU PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES 04

HAMBURGO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO

ITCA MULTIMERCADO CREDITO PRIVADO - FUNDO DE INVESTIMENTO

JGP EQUITY EXPLORER MASTER FIA

JGP EQUITY MASTER FIM

JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP LONG ONLY INSTITUCIONAL 60 FIA

JGP LONG ONLY INSTITUCIONAL FIA

JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES

JGP MAX MASTER FIM

JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP WM OPT MASTER FIM IE CREDITO PRIVADO

NÚCLEOS I BRASIL PLURAL FIM

NÚCLEOS III BRASIL PLURAL

OURO BRANCO MULTIMERCADO CREDITO PRIVADO - F DE INVESTIMENTO

PITUBA FUNDO DE INVESTIMENTO EM ACOES

PLURAL BRAZIL (DE) LLC

PLURAL CAPITAL EQUITY HEDGE FDO DE INVESTIMENTO MULTIMERCADO

TRUXT LONG BIAS MASTER FIM

TRUXT LONG SHORT MASTER FIM

TRUXT MACRO MASTER FIM

TRUXT MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO

TRUXT VALOR MASTER FIA

TRUXT VALOR MASTER INSTITUCIONAL FIA

Pedro Wers do Vale Fernandes

CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE ACOES

TYLER FINANCE LLC

Nathan Benigno Sboarine

TEMPO CAPITAL PRINCIPAL FIA

Raphael Montões Martins

INDIE LOGOS MASTER FIM

Ricardo da Cruz Gouveia Vieira

CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES

CAIXA VINCI VALOR FIA

FIA SABESPREV VINCI GAS DIVIDENDOS BDR NIVEL I

FUNDO DE INVESTIMENTO EM ACOES VINHEDO

VINCI GAS BLUE MARLIN FUNDO DE INVESTIMENTO EM ACOES

VINCI GAS DISCOVERY MASTER FUNDO DE INVESTIMENTO EM ACOES

VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES

VINCI GAS LONG-ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES

VINCI GAS SELECAO DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES

VINCI MOSAICO FIA

Roberto Knoepelmachen

AMAGO LB MASTER FIA

Rodrigo Sérgio Lima de Barros e Iram Yuji Magari de Siqueira

WALTER SCHALKA

Ronald Hersovic

The following shareholders who voted by Remote Voting Form and are considered as attending shareholders pursuant Article 21-V, II, of CVM Instruction 481/09:

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT

ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO

ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO

ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR

ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S

ALLIANZ BEST STYLES GLOBAL AC EQUITY FUND

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI

ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ BEST STYLES G AC EQ

ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ EM M EQ OPP

ALSCOTT INVESTMENTS, LLC

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN HEART ASSOCIATION, INC.

AQUILA EMERGING MARKETS FUND

ARIZONA PSPRS TRUST

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I

ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ATAULFO LLC

AXA ROSENBERG EQUITY ALPHA TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

BILL AND MELINDA GATES FOUNDATION TRUST

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF

BMO MSCI EMERGING MARKETS INDEX ETF

BNY MELLON TR  DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

CADENCE GLOBAL EQUITY FUND L.P.

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CDN ACWI ALPHA TILTS FUND

CELOS CLARITAS VALOR FUNDO DE INVESTIMENTO DE ACOES

CF DV EMERGING MARKETS STOCK INDEX FUND

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CIBC EMERGING MARKETS INDEX FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITY OF EDMONTON EQUITY UNIT TRUST

CITY OF NEW YORK DEFERRED COMPENSATION PLAN

CLARITAS HEDGE  MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP

CLARITAS INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO

CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

CLARITAS TOTAL RETURN MASTER FIM

CLARITAS VALOR FIA

CLEA SANTOS RAHAL MENDONÇA DE BARROS

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

COMMONWEALTH EMERGING MARKETS FUND 3

COMMONWEALTH SUPERANNUATION CORPORATION

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CREDIT SUISSE PROPRIO FI DE ACOES

DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F

EASTSPRING INVESTMENTS

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FEDERATED GLOBAL ALLOCATION FUND

FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F

FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRIENDS LIFE LIMITED

FSS EMERGING MARKET EQUITY TRUST

FUNDAÇÃO ALBINO SOUZA CRUZ

FUNDO DE INVESTIMENTO EM AÇÕES HBRP IBRX III ATIVO

FUTURE FUND BOARD OF GUARDIANS

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GIVI GLOBAL EQUITY FUND

GMAM INVESTMENT FUNDS TRUST

GOLDMAN S S INVESTMENT TRUST (CAYMAN ISLANDS) - M-A E V FUND

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETAE M E ETF

GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

GUGGENHEIM MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF

GUIDEMARK EMERGING MARKETS FUND

HANOVER INVESTMENTS (LUXEMBOURG) S.A.

HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

HEALTHCARE EMPLOYEES PENSION PLAN - MANITOBA

IAJA — INSTITUTO ADVENTISTA DE JUBILAÇÃO E ASSISTÊNCIA (MANDOU BVD MAS VAI SER REPRESENDATA PELO BRAM TAMBÉM)

IBM 401 (K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ICATU SEG APOSENTADORIA IBRX ATIVO AÇÕES FUNDO DE INVESTIMENTO

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC

INTEL RETIREMENT PLANS COLLECTIVE INVESTMENT TRUST

INTERNATIONAL EQUITY FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

IRISH LIFE ASSURANCE PLC

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRAZIL UCITS ETF USD (ACC)

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

ISHARES PUBLIC LIMITED COMPANY

ITAU FUNDS - LATIN AMERICA EQUITY FUND

IU WESTERN ASSET CORPORATE RV 25 FUNDO DE INVESTIMENTO MULTIMERCADO

J.A. AND KATHRYN ALBERTSON  FOUNDATION, INC.

JANUS CAPITAL MANAGEMENT LLC

JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND

JAPAN TRUSTEE SERVICES BANK, LTD. AS TRUSTEE FOR SMTB GMAS E

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

K INVESTMENTS SH LIMITED

KAISER PERMANENTE GROUP TRUST

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

LACM EMERGING MARKETS FUND L.P.

LACM EMII, L.P.

LAZARD ASSET MANAGEMENT LLC

LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO

LAZARD GLOBAL ACTIVE FUNDS, PLC

LEBLON ACOES MASTER FUNDO DE INVESTIMENTO DE ACOES

LEBLON ICATU PREVIDENCIA FIM

LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL  GENERAL FUTURE WORLD EQUITY FACTORS INDEX

LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL  GENERAL GLOBAL EQUITY INDEX FUND

LEGAL  GENERAL ICAV

LEGAL  GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD

MALIBU FUNDO DE INVESTIMENTO EM AÇÕES

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

MERCER QIF FUND PLC

METLIFE FUNDO DE INVESTIMENTO EM AÇÕES

MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST

MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND

MM SELECT EQUITY ASSET FUND

MULTIPREV IBRX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NAV CANADA PENSION PLAN

NEUBERGER BERMAN INVESTMENT FUNDS PLC

NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OBLATE INTL PASTORAL INVESTIMENT TRUST

OLD WESTBURY (CAYMAN) FUNDS SPC - OW (CAYMAN) SM M C ST SP

ONTARIO TEACHERS PENSION PLAN BOARD

OPPENHEIMER EMERGING MARKETS REVENUE ETF

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PEOPLE S BANK OF CHINA

PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER

PICTET - EMERGING MARKETS INDEX

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PICTET GLOBAL SELECTION FUND - G G M FUND

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO

POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO

PREVIHONDA — SOCIEDADE DE PREVIDÊNCIA PRIVADA

PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND

PRINCIPAL FUNDS, INC - INTERNATIONAL FUND I

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAYTHEON COMPANY MASTER TRUST

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

SCHWAB EMERGING MARKETS EQUITY ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SIIT WORLD SELECT EQUITY FUND

SOLANA ABSOLUTTO FUNDO DE INVESTIMENTO DE ACOES

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI ACWI EX-US ETF

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR SP EMERGING MARKETS FUND

SSGA EMERGING MARKETS FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE ST B AND T C INV F F T E RETIR PLANS

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

STATE STREET IRELAND UNIT TRUST

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU

STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

SUNSUPER SUPERANNUATION FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE ANDREW W MELLON FOUNDATION

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM

THE BOARD OF THE PENSION PROTECTION FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY

THE COMMONWEALTH FUND

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE TEXAS EDUCATION AGENCY

THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH

TURQUOISE DC PLAN FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO

UNILEVERPREV — SOCIEDADE DE PREVIDÊNCIA PRIVADA

USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN

UTAH STATE RETIREMENT SYSTEMS

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND

VANECK VECTORS NATURAL RESOURCES ETF

VANECK VECTORS NATURAL RESOURCES UCITS ETF

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VICTORIAN FUNDS MAN C A T F V E M T

VIRTUS GLOVISTA EMERGING MARKETS ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON TRUST COMPANY N.A.

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

WESTERN ASSET HUB FUNDO DE INVESTIMENTO MULTIMERCADO

WESTERN ASSET IBOVESPA ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

WESTERN ASSET INSTITUCIONAL 50 AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES

WESTERN ASSET LONG & SHORT FUNDO DE INVESTIMENTO MULTIMERCADO

WESTERN ASSET LONG & SHORT MACRO FUNDO DE INVESTIMENTO MULTIMERCADO

WESTERN ASSET PREV IBRX ALPHA AÇÕES FUNDO DE INVESTIMENTO

WESTERN ASSET PREV IBRX ATIVO AÇÕES FUNDO DE INVESTIMENTO

WESTERN ASSET SUSTENTABILIDADE EMPRESARIAL FUNDO DE INVESTIMENTO EM AÇÕES

WGI EMERGING MARKETS FUND, LLC

WHEELS COMMON INVESTMENT FUND

WILLIAM AND FLORA HEWLETT FOUNDATION

WISDOMTREE EMERGING MARKETS DIVIDEND FUND

WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF

WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND — CITIBANK DRVM SA.

Other attending shareholders:

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESEG PARTICIPACOES S/A

BRADESCO FIA DIVIDENDOS

BRADESCO FIA MASTER IBRX

FI EM ACOES ARUBA

BRADESCO FIA SAFE IBRX 50

FUNDO DE INVESTIMENTO DE ACOES MEAIPE IBX ATIVO

BRAM FIA ABSOLUTO INSTITUCIONAL

BRAM H FIA DIVIDENDOS

BRADESCO H FUNDO DE INVESTIMENTO DE ACOES IBOVESPA VALUATION

BRAM H FI EM ACOES IBOVESPA GESTAO

BRADESCO FIA MULTI SETORIAL

BRAM H FI EM ACOES PASSIVO IBRX

BRADESCO H FI EM ACOES IBOVESPA

BRAM H FIA INSTITUCIONAL

BRADESCO FIA INSTITUCIONAL IBX ATIVO

BRADESCO FIA SUPER ACAO

RANDONPREV - FUNDO DE PENSAO

BRADESCO MULTIPORTFOLIO FMP - FGTS CL

BRADESCO FIA MASTER DIVIDENDOS

BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50

BRADESCO FIA IBOVESPA PLUS

BRADESCO SEGUROS S/A

FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157

BRADESCO PRIVATE FIA IBOVESPA ALAVANCADO

BRADESCO FIA ABSOLUTO

BRADESCO FIA MASTER IBOVESPA

BRAM FIA LONG ONLY

BRADESCO FIA INDICE QUALIDADE

BRADESCO FIA INDICE MOMENTO

BRAM FIA IBRX ATIVO

BRADESCO VIDA E PREVIDENCIA S/A

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO FIA INFRA ESTRUTURA

BRAM FIA IBOVESPA ATIVO

IBRAM FUNDO DE INVESTIMENTO EM AÇÕES IBOVESBA

BRADESCO FUNDO MÚTIO DE PRIVATICAÇÃO FGTS CL

BRADESCO FIA GOVERNANÇA CORPORATIVA

BRAM FUNDO DE INVESTIMENTO EM AÇÕES

Jussara Aparecida Rabelo

CITIPREVI TITANIUM FI EM ACOES

BOSCH BRASIL VIII FIA PREVIDENCIARIO

ENERPREV FUNDO DE INVESTIMENTO EM ACOES

FP SANTANDER TOTAL RETURN FUNDO DE INVESTIMENTO EM ACOES

SANTANDER FIA MIRANTE IBRX

FI SANTANDER MULTIMERCADO TOP

SANTANDER FI VALOR ACOES

SANTANDER FI TOP BRASIL MULTIMERCADO

SUVINIL FUNDO DE INVESTIMENTO EM ACOES

SANTANDER FDO DE INV.INSTITUCIONAL ACOES

SANTANDER FDO DE INV PREV SELECAO TOP ACOES

SANTANDER FUNDO DE INVESTIMENTO MULTISTRATEGY MULTIMERCADO

SANTANDER MULTIESTRATEGIA MULTIMERCADO FI

JPM MASTER IBRX FUNDO DE INVESTIMENTO EM ACOES

FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI 679

FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI 694

FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI 710

REAL FIA IBRX

SANTANDER FI ACOES BISA ACOES

SANTANDER FI IBOVESPA PASSIVO ACOES

REAL FIA ETHICAL II

FUNDO DE INVESTIMENTO PAIT BANESPA

CLUBE DE INV DOS EMP CIA SIDERURGICA TUBARAO

FIA SANTANDER PREV

REALPREV FUNDO DE INVESTIMENTO MULTIMERCADO

Diego Augusto Fontes de Sousa

The following shareholders presented written manifestation of vote and protests:

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES; ABSOLUTE VERTEX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; ABSOLUTE ALPHA MASTER FUDNO DE INVESTIMENTO MULTIMERCADO; ABSOLUTE ALPHA GLOBAL FUNDO DE INVESTIMENTO MULTIMERCADO; ABSOLUTE ALPHA GLOBAL II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; ABSOLUTE HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL EQUITY HEDGE FIM; BRASIL PLURAL INSTIUCIONAL FIM; BRAZIL FUND LLC; BRASIL PLURAL LONG & SHORT PLUS FIA; BRASIL PLURAL RETORNO ABSOLUTO FIM; BRASIL PLURAL PREVIDENCIA MASTER FIM; BRASIL PLURALMACRO FIM; NUCLEOS I BRASIL PLURAL FIM; BRASIL PLURALB LONG BASED FIA; NÚCLEOS III BRASIL PLURAL FIA; BRASIL PLURAL FIA; GERDAY PREVIDÊNCIA FIA 02; BRASIL PLURAL ENERPREV FIA; PITUBA FIA; OURO BRANCO MULTIMERCADO CRÉDITO PRIVADO FI; ITCA MULTIMERCADO C´REDITO PRIVADO FI; FIM SANTA CRISTINA INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO; HAMBURGO FIM CRÉDITO PRIVADO; FIM SOPHOS INVESTIMENOT NO EXTERIOR CRÉDITO PRIVADO; JPG WMOPT MASTER FIM INVESTIMENTO; TRUXT LONG BIAS MASTER FIM; TRUXT LONG SHORT MASTER FIM; TRUST MACRO MASTER FIM; TRUXT MULTIMANAGER BBDC FIM; TRUXT VALOR MASTER FIA; TRUXT VALOR MASTER INSTITUCIONAL FIA; GRUMARI FIA; FCOPEL FIA I; JGP EQUITY EXPLORE MASTER FIM; JGP EQUITY EXPLORER MASTER FIA; GERDAU PREVIDENCIA FIA 04; JP HEDGE MASTER FIM; JGP LONG ONLY INSTITUCIONAL FI; JGP LONG ONLY INSTITUCIONAL 60 FIA; JGP LONG ONLY MASTER FIA; JGP MAX MASTER FIM; FIA SABESPREV JGP INSTITUCIONAL BDR NÍVEL I; JGP STRATEGY MASTER FIM; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL — PREVI

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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